Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a letter sent by Central Pacific Financial Corp. to shareholders of CB Bancshares on May 17, 2003.

[CPF LETTERHEAD]

AN IMPORTANT MESSAGE
FROM CENTRAL PACIFIC FINANCIAL CORP. (CPF)

SEND CB BANCSHARES (CBBI) THE MESSAGE THAT YOU WANT TO MAKE YOUR OWN
INVESTMENT DECISIONS!

PLEASE DON'T RETURN ANY PROXY UNTIL YOU RECEIVE
OUR BLUE PROXY CARD FOR THE JUNE 26, 2003 SPECIAL MEETING

May 19, 2003

Dear Fellow CB Bancshares Shareholder:

        On May 9, 2003, CPF announced a new and enhanced offer to merge with CB Bancshares (CBBI), increasing the cash portion of our original proposal. You deserve an opportunity to decide whether to accept CPF's offer of $73.23 per share (based on the May 16 closing price of shares of CPF common stock) for your shares of CB Bancshares stock.

We think our new offer is good for you so we're asking you to do two things:

  1.
  Vote YES at the June 26 shareholder meeting called by your fellow shareholders.

  2.
  Don't vote at all in the May 28 shareholder meeting held by CBBI management.

WHY OUR NEW OFFER IS GOOD FOR YOU

        CPF's new offer maximizes shareholder value with:

  •
  A 50-plus percent premium to the price at which CBBI common stock was trading before we began buying CBBI shares

  •
  A 220 percent increase in dividends per share

  •
  A cash component of $24.50 per share (before the effect of the stock dividend CB Bancshares declared on April 29, 2003; after the effect of the stock dividend, the cash component is $22.27 per share).

  •
  The opportunity to elect as much of your consideration as possible in either cash or CPF common stock, subject to proration.

  •
  Ownership of a stock in a company with a proven track record of creating shareholder value.

And it's an offer that's good for customers, employees, and Hawaii itself—which your own bank's management admitted just a few years ago!

WHY VOTE YES AT THE JUNE 26 MEETING?

        The purpose of the meeting on June 26 is for CBBI shareholders to vote on CPF's proposal to acquire at least a majority and up to 100% of CBBI common stock by means of the proposed exchange offer or otherwise. Approval of this acquisition would remove one important obstacle to CPF's ability to proceed with its proposed exchange offer.

        The meeting will be held on Thursday, June 26 at 11:00 a.m. at the Hilton Hawaiian Village, Honolulu, Hawaii. This is the only meeting with a real proposal before you—and the only meeting called by your fellow shareholders.

WHY WITHHOLD YOUR VOTE FROM THE MAY 28 MEETING?

        Holding a meeting on May 28 simply doesn't allow enough time for you and your fellow shareholders to receive, review, and return proxy materials related to CPF's proposed acquisition of CBBI common stock.

  •
  Many shareholders may not be able to vote at all—if you have received the means to vote, don't.

  •
  You—and you alone, the owners of CBBI—have the right to determine if our offer is in your best interests.

  •
  Protect your rights by boycotting the May 28 meeting and voting at the June 26 meeting.

  •
  CBBI needs to have a certain number of shareholders represented on May 28 to hold their meeting.

  •
  Send them a powerful message by denying them your presence.

        Soon, we will mail proxy materials to you, describing our new offer and what you will be asked to vote upon at the June 26 shareholder meeting.

PLEASE WAIT TO RECEIVE
OUR PROXY MATERIALS AND OUR BLUE PROXY CARD

PLEASE DESTROY ANY PROXY CARDS YOU RECEIVE FOR THE MAY 28 MEETING

VOTE YES AT THE JUNE 26 MEETING TO SEND A MESSAGE TO THE CBBI BOARD THAT YOU WANT THE OPPORTUNITY TO CONSIDER OUR OFFER YOURSELF

        Once you've reviewed our materials for the June 26 meeting, we believe that you, too, will recognize the merits of creating a stronger, locally run, Hawaii-focused bank and will want the opportunity to realize the value of our offer yourself.

        If you have any questions or concerns, we encourage you to call our proxy solicitors, MacKenzie Partners, Inc., toll-free at (800) 322-3885.

Aloha,
/s/ CLINT ARNOLDUS Clint Arnoldus Chairman, President and Chief Executive Officer	/s/ JOSEPH F. BLANCO Joseph F. Blanco Real Estate Developer	/s/ ALICE F. GUILD Alice F. Guild Retired Non-Profit Administrator & Community Volunteer
/s/ DENNIS I. HIROTA, PHD, PE, LPLS Dennis I. Hirota, PhD, PE, LPLS President, Sam O. Hirota, Inc.	/s/ CLAYTON K. HONBO, MD Clayton K. Honbo, MD Retired Physician	/s/ STANLEY W. HONG Stanley W. Hong President, Waste Management of Hawaii, Inc.
/s/ PAUL KOSASA Paul Kosasa President, ABC Stores	/s/ GILBERT J. MATSUMOTO Gilbert J. Matsumoto Certified Public Accountant	/s/ DANIEL M. NAGAMINE Daniel M. Nagamine President, Flamingo Enterprises, Inc.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003)

and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.